

July 15, 2015

Via E-mail
John K. Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street
Suite 1250
Boston, MA 02116

> **Re:** **NewStar Financial, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 24, 2015**
> **File No. 333-205200**

Dear Mr. Bray:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Rights Offerings by NewStar, page 28

1.   Based on your disclosure in this section, it appears that you need to register the offering of rights as a separate security in the fee table and have counsel file an updated legality opinion covering the rights. Please advise or revise, as appropriate.

Selling Stockholders, page 29

2.   We note your tabular disclosure regarding the selling stockholders. Please revise the table to identify the natural persons who have or share voting or investment power for each entity identified as a selling stockholder. For guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 240.04.

3.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate.

Exhibits

Exhibit Index

4.   We note that the exhibit index references Exhibit 25.1, a Form T-1 "[t]o be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939." However, your related footnote disclosure indicates that this exhibit will "be filed by amendment or as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated by reference [in the registration statement], if applicable." Please note that the Form T-1 should be filed under the electronic form type "305B2." For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

Exhibit 5.1

5.   Please revise the second paragraph on page 1 to reconcile counsel's reference to the $100,000,000 aggregate offering price with the $1,000,000,000 amount shown on the cover page of the prospectus.

6.   We note counsel's assumption in the paragraph numbered (6) on page 3 of the opinion. Please tell us whether the company has reserved a sufficient number of shares for the issuance of the shares of Common Stock underlying the Common Stock warrants. If so, please revise the opinion to so clarify. Also please revise the assumption in the paragraph numbered (6) to reflect that prior to the issuance of the Common Stock warrant shares, the company will continue to have available for issuance, under its certificate of incorporation, the requisite number of authorized but unissued shares of Common Stock.

7.   In the penultimate paragraph on page 3, we note counsel's assumption that "the Company is and will remain duly organized, validly existing and in good standing under Delaware law" (emphasis added). It is inappropriate for counsel to assume material facts

underlying the opinion or facts that are readily ascertainable. Please revise the opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Stacie S. Aarestad, Esq.